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SEC FILE NUMBER
8-84982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chiron Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 McKinney, Suite 2800
(No. and Street)

Houston	Texas	77010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Johnson	713.929.9081	sjohnson@chironfinance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville &n Company, LLC
(Name – if individual, state last, first, and middle name)

325 N. Sait Paul St, Suite 3100	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

09/19/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chiron Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELISSA ALINGER HOPPER
ID #129616263
My Commission Expires
February 14, 2028
NOTARY PUBLIC
STATE OF TEXAS

Signature: [signature]

Title:
Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHIRON SECURITIES LLC

FINANCIAL REPORT

DECEMBER 31, 2024

C O N T E N T S

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

    Statement of Financial Condition 3

    Statement of Operations 4

    Statement of Changes in Member's Equity..5

    Statement of Cash Flows 6

    Notes to Financial Statements .... 7 - 9

SUPPLEMENTAL INFORMATION

    Schedule I: Computation of Net Capital, Aggregate Indebtedness, and
      Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1 ....11 – 12

    Schedule II & III: Computation for Determination of Reserve Requirements Under Rule
    15c3-3 and Information Relating to the Possession or Control Requirements Under SEC
    Rule 15c3-3 13

EXEMPTION REPORT

    Report of Independent Registered Public Accounting Firm 14

    Exemption Report 15

CHIRON SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

ASSETS			
	Cash	$	27,242
	Prepaid Expenses		4,164
	TOTAL ASSETS	$	31,406
LIABILITIES & EQUITY			
LIABILITIES			
	Accounts Payable	$	3,325
	TOTAL LIABILITIES	$	3,325
EQUITY			
	TOTAL MEMBER'S EQUITY	$	28,081
TOTAL LIABILITIES & EQUITY		$	31,406

The accompanying notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES

Total revenues	$	1,821,960

OPERATING EXPENSES

Management fee	1,758,192
Regulatory fees	8,786
Accounting	9,365
Professional fees	23,855
Total expenses	1,800 198

NET INCOME	$	21,762

The accompanying notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES

Total revenues	$	1,821,960

OPERATING EXPENSES

Management fee	1,758,192
Regulatory fees	8,786
Accounting	9,365
Professional fees	23,855
Total expenses	1,800 198
NET INCOME	$ 21,762

The accompany notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	21,762
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(4,164)
Increase in accounts payable		3,325
Net cash provided by operating activities		20,923
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided by financing activities	$	--
Increase in cash	$	20,923
CASH, beginning of period	$	6,319
CASH, end of period	$	27,242

The accompany notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Weisser, Johnson & Co. Capital Corporation was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker dealer. In February 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership, and in December 2009 the Company converted to Weisser Johnson Capital LLC (the Company). In November 2015, the name of the Company was changed to Leecam Advisors LLC and in October 2016 the name of the Company was changed to Chiron Capital LLC. In December of 2018 the name of the Company was changed to Chiron Securities LLC. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in Houston, Texas brokering private placement investments to a select group of institutional investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Revenues

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual members and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since income tax is a personal obligation of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures relating to the adoption of the accounting standard. As of December 31, 2024, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2024, the Company had no interest or penalties on state income taxes. The Company's tax years 2019 through the present remain subject to examination by major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company's aggregate indebtedness to net capital ratio was 0.14 to 1 and its net capital was $23,917, which is more than the minimum net capital required of $5,000.

NOTE 4.   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2024, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5.   COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 6.   SHARED EXPENSES

The Company shares certain expenses that are allocated from an affiliated company related to costs including payroll, office space and technology. The affiliated company pays these expenses and the Company has no obligation to the vendors of the affiliated company. The affiliated company may choose to forgive any amounts that were allocated to the Company. As of December 31, 2024, the Company incurred $93,375 of allocated expenses of which 100% were forgiven by the affiliated company. The allocated expense, and the related forgiveness, are excluded from the financial statements.

NOTE 7.   SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE 8.   MANAGEMENT FEES

The Company entered into a Management Fee Agreement with an affiliate. Under the agreement, the Company is obligated to pay a discretionary management fee to the affiliate for services including strategic leadership, business experience, and marketing support essential to the Company's operations as a registered broker-dealer. The fee is invoiced at the affiliate's discretion, with no payments due until invoiced. For the year ended December 31, 2024, the Company incurred $1,758,192 in fees. The agreement renews annually unless terminated with 30 days' written notice by either party.

SUPPLEMENTAL INFORMATION

CHIRON SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 23,917
Add:	
Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	23,917
Net capital before haircuts on securities positions	23,917
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-
Net capital	$ 23,917

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Total aggregate indebtedness	--

SCHEDULE I - CONTINUED
CHIRON SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 222
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 18,917
Excess net capital at 1000%	$ 17,917
Ratio: Aggregate indebtedness to net capital	0.14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

SCHEDULE II & III
CHIRON SECURITIES LCC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Chiron Securities LLC Exemption Report

Chiron Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities and (2) general merger and acquisition and investment banking advisory services.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Scott Johnson, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Scott W. Johnson
Managing Director
Date of Report: February 28, 2025